Exhibit 99.1

CannTrust Special Committee Update

VAUGHAN, ON, July 22, 2019 /CNW/ – CannTrust Holdings Inc. (“CannTrust” or the “Company”, TSX: TRST, NYSE: CTST) today provided an interim update on the investigation being undertaken by a special committee (the “Special Committee”) of its board of directors (the “Board of Directors”).

As announced by the Company on July 11, 2019, the Special Committee was appointed by the Board of Directors to investigate a compliance report from Health Canada notifying the Company that its greenhouse facility in Pelham, Ontario is non-compliant with certain regulations.

The Special Committee is comprised of Robert Marcovitch (chairman), Shawna Page, Mark Dawber, FCPA, and John Kaden, Esq., each of whom is independent of management of the Company. Short biographies of the members of the Special Committee are provided below.

•	Robert Marcovitch: Mr. Marcovitch is a seasoned chief executive with substantial business experience, managing companies with in excess of $1 billion dollars in revenue. Until recently, he was the President and CEO of K2 Sports, an international developer, manufacturer, marketer and distributor of winter sports equipment (and was previously with K2 from 1999 to 2011). His responsibilities included managing factories in Europe, the USA and Asia. He was previously the Chief Executive Officer at The Coleman Outdoor Company from 2011 until 2015, and prior to that, was Chief Executive Officer and President of Ride, Inc. from 1994 to 1999, which prior to its acquisition by K2 was a large publicly traded company.

•	Shawna Page: Ms. Page brings years of experience in both the capital markets, as well as the consumer retail markets. Ms. Page spent 10 years working at Merrill Lynch Canada, followed by 10 years at TD Securities where she was Managing Director and Chief of Staff. In 2007, Shawna launched a unique mass-channel brand of gender-specific and condition-specific products into the highly regulated nutraceutical industry across Canada, and later in various international markets, which she successfully exited in November 2016.

•	Mark Dawber: Mr. Dawber is a FCPA with significant public accounting experience having been an Audit Partner at Moore Stephens Hyde Houghton from 1971 until 1998 and BDO Canada LLP from 1999 to 2000. He has extensive public company experience having served on public company boards for many years as an independent director, chair of audit committees and as a member of governance and compensation committees. He has conducted numerous assignments for the Institute of Chartered Accountants of Ontario's Professional Conduct Committee.

•	John Kaden: Mr. Kaden is the Co-Founder, Managing Partner and Chief Investment Officer of Navy Capital Green Management LLC., a global investment firm based in New York City specializing in public and private investments in the emerging legal cannabis industry. Prior to this. Mr. Kaden was the co-Manager and Chief Investment Officer for Northwoods Capital Management LLC, a global hedge fund focused on the technology, media and telecom sector. Before joining Northwoods, Mr. Kaden was the Founder and Managing Partner of Cynthion Partners, a global macro hedge fund, from 2006 through to the end of 2013. Mr. Kaden graduated Magna Cum Laude with an A.B. from Harvard University and a J.D. from Yale Law School.

The Special Committee was appointed with a broad mandate to, among other things, investigate the Company’s non-compliance with Health Canada regulations and ancillary matters, to make recommendations to the Board of Directors regarding any actions to be taken by CannTrust as a result of the investigation, and to assess any impact on the Company’s bio assets, inventory, sales and revenue. The Company, under the Special Committee’s supervision, is continuing to engage with Health Canada and filed a response to the Health Canada report on July 17, 2019. The Company is awaiting Health Canada’s response.

The Special Committee’s investigation and deliberations are ongoing. The Special Committee’s chairman, Robert Marcovitch, said: “The Special Committee takes these issues very seriously and is committed to working with Health Canada to bring the Company into compliance. Although we want to move as quickly as possible, we are mindful of the critical need to be thorough. We are determined to identify the root causes for all non-compliance issues, to take appropriate actions to address and remediate any issues with the Company’s compliance culture and to restore trust in the Company.”

During the past week, the Special Committee met several times with its legal counsel, McCarthy Tétrault LLP, and other advisors.

Financial Outlook

At this time, the impact of these matters on CannTrust’s financial results is unknown. Further updates will be provided as they become available.

About CannTrust

CannTrust is a federally regulated licensed producer of medical and recreational cannabis in Canada. Founded by pharmacists, CannTrust brings more than 40 years of pharmaceutical and healthcare experience to the medical cannabis industry and serves medical patients with its dried, extract and capsule products. The Company operates its Niagara Perpetual Harvest Facility in Pelham, Ontario, and prepares and packages its product portfolio at its manufacturing centre of excellence in Vaughan, Ontario. The Company has also purchased 81 acres of land in British Columbia and expects to secure over 240 acres of land in total for low-cost outdoor cultivation which it will use for its extraction-based products.

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian Securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbor laws, and such statements are based upon CannTrust’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information and forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

The forward-looking information and statements in this news release include statements relating to the expected timeframe and resolution for the completion of Health Canada’s quality product testing and the Company’s response to Health Canada’s compliance report. Forward-looking information and statements necessarily involve known and unknown risks, including, without limitation: results of Health Canada’s quality product testing; regulatory approval; risks associated with general economic conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the cannabis industry in Canada generally; and, the ability of CannTrust to implement its business strategies.

Any forward-looking information and statements speak only as of the date on which they are made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking information and statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust’s Annual Information Form dated March 28, 2019 (the “AIF”) and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com and filed as an exhibit CannTrust’s Form 40-F annual report under the United States Securities Exchange Act of 1934, as amended, with the United States Securities and Exchange Commission on EDGAR at www.sec.gov. The risk factors and other factors noted in the AIF could cause actual events or results to differ materially from those described in any forward-looking information or statements.

The TSX and NYSE do not accept responsibility for the adequacy or accuracy of this release.

SOURCE CannTrust Holdings Inc.